Exhibit 99.1
                                                                    ------------

[LOGO OF GIVEN IMAGING]

FOR IMMEDIATE RELEASE
For further information contact:
Yuval Yanai                                 or         Fern Lazar/David Carey
Given Imaging Ltd.                                     Lazar Partners Ltd.
                                                       1-(866) GIVEN-IR
                                                       flazar@lazarpartners.com/
                                                       dcarey@lazarpartners.com

                GIVEN IMAGING REPORTS FIRST QUARTER 2006 RESULTS

YOQNEAM, Israel, May 8, 2006 - Given Imaging Ltd. (NASDAQ: GIVN) today announced first quarter results for the period ended March 31, 2006. Worldwide sales of the Given System and Given(R) PillCam video capsules were $20.3 million in the first quarter of 2006, compared to $22.0 million in the first quarter of 2005. Sales in first quarter of 2005 include $3.2 million related to a special PillCam ESO promotion. Operating loss in the first quarter of 2006 was $4.3 million, compared to operating income of $854,000 during the same period in 2005. Gross margin in the first quarter of 2006 was 74.6%, compared to 70.9% in the first quarter of 2005. On a GAAP basis the Company reported a net loss of $3.0 million, or $0.11 per share in the first quarter of 2006, compared to net income of $1.2 million, or $0.04 per share on a diluted basis, in the first quarter of 2005. The 2006 GAAP results include the impact of $1.3 million due to FAS 123R, which was adopted by the Company as of the beginning of the year. Excluding the impact of FAS 123R, the Company reported a non-GAAP net loss of $1.7 million, or $0.06 per share, in the first quarter of 2006. Cash, cash equivalents and marketable securities at March 31, 2006 totaled $87.8 million.

The Company also announced the appointment of Christopher Rowland as President of Given Imaging Inc., the company's U.S. Subsidiary. Mr. Rowland will report to Homi Shamir, Given's President and CEO. Mr. Rowland was previously Senior Vice President for Business Development at Given Imaging Ltd. Prior to Joining Given Imaging earlier this year, he was Vice President, Marketing for Boston Scientific's Endovations group and, prior to that, served as Vice President of Global Marketing of Boston Scientific's Endoscopy Division.

"As announced previously, our results were lower than expected mainly due to changes in the composition and size of our U.S. sales force," said Gavriel D. Meron, Executive Vice Chairman of the Board of Directors. "These changes required more training and territorial transition time than anticipated. We believe that we can continue to grow utilization in the market with the strengthened senior management team now in place."

"My first goals are to increase revenues and profitability," said Homi Shamir, President and CEO. "Based on decisions taken since I joined four weeks ago, I am optimistic that we will be able to demonstrate solid revenue growth quickly. During the next few weeks,

I will continue to address allocation of Company resources and other required changes. In the meantime, I see no reason to update the Company's previously issued guidance for the year. For now, I believe it is prudent for me to wait until the second quarter results to provide further guidance. I would like to see first that the new organization is in place and operational plans are being implemented," added Mr. Shamir.

Mr. Shamir also referred to the Company's recent announcement regarding the American Society of Gastrointestinal Endoscopy's important decision to update its Capsule Endoscopy Technology Review. "We believe this new report will influence payers to expand existing coverage policies to include new indications for PillCam SB as a first line tool and issue coverage decisions for PillCam ESO," said Mr. Shamir.

"With our increased U.S. sales force now trained and in the field, our unwavering focus for 2006 will be to increase capsule utilization and expand workstation and PillCam sales," said Mr. Shamir. "We are pleased that Chris Rowland, a seasoned executive with a deep understanding of our business and the G.I. sector, will be spearheading this effort for Given Imaging in the U.S."


FIRST QUARTER 2006 REVENUE ANALYSIS

The geographic breakdown of first quarter 2006 sales is as follows:

(Millions of U.S. dollars)
United States    $13.6
International    $ 6.7

US sales in the first quarter of 2006 decreased by 21% to $13.6 million compared to $16.3 million sales in the same period in 2005. US sales in the first quarter of 2006 were impacted by sales force training which limited time in the field. US sales in the first quarter of 2005 include $3.2 million related to a special PillCam ESO promotion. Sales of PillCam ESO capsules were negligible in the first quarter of 2006. International sales in the first quarter of 2006 increased by 18% to $6.7 million compared to $5.7 million sales in the same period in 2005.

Total PillCam SB sales in the first quarter of 2006 increased 18% compared to the same period last year. PillCam SB sales in the U.S. increased 17% while PillCam SB sales outside of the U.S. increased 21% compared to the first quarter of 2005. PillCam sales accounted for more than 80% of total revenues. In the same period in 2005, PillCam sales represented 63% of total sales.

Reorders of PillCam SB grew to 34,400, up 23% from the first quarter of 2005.

Workstation sales totaled 99 in the first quarter of 2006, 32% less than the 145 systems sold in the first quarter of 2005.

Supplemental first quarter data can be found at www.givenimaging.com in the Investor section.

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

FIRST QUARTER AND RECENT HIGHLIGHTS

     EXECUTIVE APPOINTMENTS
     o Appointment of Nachum (Homi) Shamir as President and CEO, and a member of the Board. Mr. Shamir joins the company from the Eastman Kodak Company where he served as Corporate Vice President and President of the Transaction and Industrial Solutions Group.

     o Appointment of Gavriel D. Meron, Given Imaging's founder, as Executive Vice Chairman of the Board of Directors of Given Imaging Ltd. and Chairman of the Board's Executive Committee.

     o  Appointment of Christopher Rowland as President of Given Imaging, Inc.


     INTERNATIONAL CONFERENCE ON CAPSULE ENDOSCOPY
     o More than 400 participants at the Fifth International Conference on Capsule Endoscopy which took place in March.

     o New guidelines for use of capsule endoscopy in small bowel tumors and iron deficiency anemia to be added to this year's consensus.


     REIMBURSEMENT
     o South Carolina Medicare, administered by Palmetto GBA with approximately 500,000 beneficiaries, updated its guidelines for capsule endoscopy of the small bowel to reimburse as a first line procedure.

     o Florida Medicare, administered by First Coast Service Options with approximately 2.8 million beneficiaries, will review claims for PillCam ESO for the esophagus on a case-by-case basis for individual consideration of payment. This is the first statement from a Medicare carrier regarding reimbursement for esophageal capsule endoscopy.

     o Empire Medicare Services providing services to 5.4 million beneficiaries in New York and New Jersey recently expanded indications for PillCam SB to include iron deficiency anemia. In addition, capsule imaging may be reimbursed as a first line tool in patients with suspected Crohn's disease following only a radiologic study to exclude strictures


     PATENT RULING
     o The United States Patent and Trademark Office issued a decision confirming the validity of 13 of the original 17 claims of Given Imaging's first US patent number 5,604,531. Given Imaging has the right to appeal the rejection of the 4 other claims.


FIRST QUARTER WEBCAST INFORMATION

Given Imaging will host a conference call tomorrow, Tuesday, May 9, 2006, at 9:00 am Eastern Time to discuss first quarter results. To participate in the teleconference, please dial 888-202-2422 fifteen minutes before the conference begins. International callers should dial 913-981-5592. The call will also be webcast live at http://www.givenimaging.com. A replay of the call will be available for thirty days on the company's website, or until May 16, 2006 by dialing 888-203-1112. International callers should dial 719-457-0820. The replay participant code is 8798034.


ABOUT GIVEN IMAGING

Given Imaging is redefining gastrointestinal diagnosis by developing, producing and marketing innovative, patient-friendly products for detecting gastrointestinal disorders. The company is developing a complete line of PillCam(TM) video capsules for detecting disorders of the gastrointestinal tract. The company's technology platform is the Given(R) Diagnostic System, featuring the PillCam video capsule, a disposable, miniature video camera contained in a capsule, which is ingested by the patient. The PillCam SB capsule is a naturally ingested method for direct visualization of the entire small intestine. It is currently marketed in the United States and in more than 50 other countries and has benefited more than 340,000 patients worldwide. The PillCam ESO video capsule, which provides visual examination of the esophagus, has been cleared for marketing by the FDA. Additional capsules for visualization of the stomach and colon are under development. Given Imaging's headquarters, manufacturing, and R&D facilities are located in Yoqneam, Israel; it has direct sales and marketing operations in the United States, Germany and France, and local offices in Japan, Spain, and Australia. For more information, visit http://www.givenimaging.com.

This press release contains forward-looking statements about Given Imaging, including projections about our business and our future revenues, expenses and profitability, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, words such as "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify such forward-looking statements. Those forward-looking statements are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including but not limited to the following: changes in regulatory environment, our success in implementing our sales, marketing and manufacturing plan, protection and validity of patents and other intellectual property rights, the impact of currency exchange rates, the effect of competition by other companies, the outcome of future litigation, the reimbursement policies for our product from healthcare payors, quarterly variations in operating results, the impact of the newly adopted SFAS 123R for expensing option-based payments, the possibility of armed conflict or civil or military unrest in Israel and other risks disclosed in our filings with the U.S. Securities and Exchange Commission.

                            (Financial tables follow)

              Given Imaging Ltd. and its Consolidated Subsidiaries
                           Consolidated Balance Sheets
                         In thousands except share data

                                                                         March 31,      December 31,
                                                                           2006             2005
                                                                       -------------   --------------
                                                                        (Unaudited)       (Audited)
Assets

Current assets
Cash and cash equivalents                                              $      65,844    $      65,356
Accounts receivable:
  Trade (Net of provisions for doubtful debts of $461 and of $431
   as of March 31, 2006 and December 31, 2005, respectively)                  15,570           18,325
  Other                                                                        1,459            6,552
Inventories                                                                   19,112           16,172
Prepaid expenses                                                               1,220            1,020
Deferred taxes                                                                 1,518            1,219
Advances to suppliers                                                            428              332
                                                                       -------------   --------------
Total current assets                                                         105,151          108,976
                                                                       -------------   --------------

Deposits                                                                         435              401

Assets held for severance benefits                                             1,683            1,690

Marketable Securities                                                         21,645           21,664

Fixed assets, at cost, less accumulated depreciation                          14,666           13,862

Other assets, at cost, less accumulated amortization                           2,544            2,517
                                                                       -------------   --------------
Total Assets                                                           $     146,124    $     149,110
                                                                       =============   ==============
Liabilities and shareholders' equity

Current liabilities

Current installments of obligation under capital lease                 $          11    $          11
Accounts payable
  Trade                                                                        6,970            5,529
  Other                                                                       11,558           13,886
Deferred revenue                                                               3,308            3,333
                                                                       -------------   --------------
Total current liabilities                                                     21,847           22,759
                                                                       -------------   --------------
Long-term liabilities
Deferred income                                                               21,674           22,172
Obligation under capital lease, net                                               30               34
Liability for employee severance benefits                                      2,047            2,040
                                                                       -------------   --------------
Total long-term liabilities                                                   23,751           24,246
                                                                       -------------   --------------
Total liabilities                                                             45,598           47,005
                                                                       -------------   --------------

Minority Interest                                                                  -               61
                                                                       -------------   --------------
Total shareholders' equity                                                   100,526          102,044
                                                                       -------------   --------------
Total liabilities and shareholders' equity                             $     146,124   $      149,110
                                                                       =============   ==============

              Given Imaging Ltd. and its Consolidated Subsidiaries
                      Consolidated Statements of Operations
                  In thousands except share and per share data

                                                             Three Month Period Ended         Year Ended
                                                                     March 31,               December 31,
                                                          ------------------------------
                                                               2006             2005             2005
                                                          -------------    -------------    --------------
                                                           (Unaudited)      (Unaudited)        (Audited)
Revenues                                                  $      20,268    $      22,009    $       86,776
Cost of revenues                                                  5,140            6,401            22,070
                                                          -------------    -------------    --------------
Gross profit                                                     15,128           15,608            64,706
                                                          -------------    -------------    --------------
Operating expenses

Research and development, gross                                  (3,046)          (1,903)           (8,833)
Royalty bearing participation                                         -                -             1,244
                                                          -------------    -------------    --------------
Research and development, net                                    (3,046)          (1,903)           (7,589)
Sales and marketing expenses                                    (12,693)         (10,812)          (43,281)
General and administrative expenses                              (3,726)          (2,039)           (9,657)
                                                          -------------    -------------    --------------
Total operating expenses                                        (19,465)         (14,754)          (60,527)
                                                          -------------    -------------    --------------
Operating profit (loss)                                          (4,337)             854             4,179
Financing income, net                                               959               51               762
                                                          -------------    -------------    --------------
Profit (loss) before taxes on income                             (3,378)             905             4,941
Taxes on income                                                     271               74               286
                                                          -------------    -------------    --------------
Profit (loss) before minority share                              (3,107)             979             5,227

Minority share in losses of subsidiary                               61              269             1,116
                                                          -------------    -------------    --------------
Net profit (loss)                                         $      (3,046)   $       1,248    $        6,343
                                                          =============    =============    ==============
Basic profit (loss) per Ordinary Share                    $       (0.11)   $        0.05    $         0.23
                                                          =============    =============    ==============
Diluted profit (loss) per Ordinary Share                  $       (0.11)   $        0.04    $         0.21
                                                          =============    =============    ==============
Weighted average number of Ordinary Shares used
 to compute basic profit (loss) per Ordinary share           27,978,210       27,638,940        27,781,223
                                                          =============    =============    ==============
Weighted average number of Ordinary Shares used
 to compute dilute profit (loss) per Ordinary share          27,978,210       30,080,423        29,695,164
                                                          =============    =============    ==============

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